SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo

No.11-156
December 26, 2011

Sony and Samsung Shift to New LCD Panel Business Alliance

●	Samsung to acquire all of Sony’s shares of S-LCD, making the joint venture its wholly-owned subsidiary
●	Sony and Samsung enter into a strategic agreement for supply and purchase of LCD panels.

Tokyo, Japan - Sony Corporation (“Sony”) and Samsung Electronics Co., Ltd. (“Samsung”) today announced that the two companies have signed agreements to transition the current business relationship with respect to LCD panels.

Under the agreement, Samsung will acquire all of Sony’s shares of S-LCD Corporation (“S-LCD”), the two companies’ LCD panel manufacturing joint venture, making S-LCD a wholly owned subsidiary of Samsung. In consideration for the share transfer, cash consideration of approximately KRW 1.08 trillion* will be paid to Sony by Samsung.  Concurrently, the two companies have entered into a new strategic agreement for the supply and purchase of LCD panels with a goal of enhancing the competitiveness of both companies. The agreement also allows Sony and Samsung to continue cooperative engineering efforts focused on LCD panel technology.

For Sony, this transaction will enable it to monetize its shares in S-LCD and aims to secure a flexible and steady supply of LCD panels from Samsung, based on market prices and without the responsibility and costs of operating a manufacturing facility. With whole ownership of S-LCD, Samsung anticipates heightened flexibility, speed and efficiency in both panel production and business operations.

Established in April 2004, S-LCD has continued to deliver advanced and cost-competitive LCD panels to both of its parent companies, contributing to the expansion of the respective parties’ TV businesses, and the large-sized LCD TV market overall. However, LCD panel and TV market conditions have now changed. In order to respond to such challenging conditions and to strengthen their respective market competitiveness, the two companies have agreed to shift to a new LCD panel business alliance.

The share transfer and payment are targeted to close by the end of January 2012, subject to necessary approvals from regulatory authorities.

As a result of this transaction, a non-cash impairment loss of approximately JPY 66 billion is expected to be incurred by Sony in the third quarter of the fiscal year ending March 31, 2012, due to the reevaluation of its S-LCD shares. This loss includes an impact from the fluctuation of exchange rate. Despite this one-time loss, Sony estimates that the transaction will result in substantial savings on and after January 1, 2012 in respect of costs associated with its procurement of LCD panels.  The current estimate of the yearly savings in respect of such costs is approximately JPY 50 billion, compared to LCD panel procurement costs estimated for the fiscal year ending March 31, 2012. Neither the one-time loss nor the estimated cost savings were included in Sony’s forecast of consolidated financial results for the current fiscal year ending March 31, 2012, announced on November 2, 2011. Sony is currently reevaluating this forecast, taking into account this transaction and other factors that might affect its full year FY2011 consolidated financial results forecast.

Facts about S-LCD

Established:	April 26, 2004
Capital:	KRW 3.3 Trillion
(Samsung Electronics: 50% plus 1 share, Sony: 50% minus 1 share)
Representative:	Donggun Park, CEO
Location:	Tangjeong, Chung Cheong Nam-Do, South Korea
Production Items:	7th and 8th generation Amorphous TFT LCD

*Note: The final amount of such payment will be determined based on S-LCD’s financial statements as of the end of December 2011.

About Sony

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately U.S. $87 billion for the fiscal year ended March 31, 2011.

Sony Global Web Site: http://www.sony.net/

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2011 consolidated sales of US$135.8 billion. Employing approximately 190,500 people in 206 offices in 68 countries, the company consists of nine independently operated business units: Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, Digital Imaging, Memory, System LSI and LCD. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, semiconductor chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

December 27, 2011